Exhibit 99.1

First Quarter 2025 Earnings Release

For the period 1 January to 31 March 2025

Sif

Cadeler A/S. Incorporated in Denmark. Registration Number (CVR no.): 3118 0503
Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark

Financial Performance

Income statement and cash flows

The Group's revenue for the first three months of 2025 was EUR 65 million, an increase of EUR 46 million compared to the EUR 19 million revenue reported for the comparable period in 2024, driven by the expansion of the fleet and higher utilisation.

The Group’s cost of sales for the first three months of 2025 was EUR 45 million, EUR 18 million higher than the comparable period in 2024, driven mainly by the addition of new vessels to the fleet, Wind Peak in August 2024, and Wind Maker in January 2025.

The Group’s seven operating vessels achieved a combined 55.3% utilisation rate for the first three months of 2025, compared to 17.3% in the same period in 2024, where the Group had four operating vessels. In the first quarter of 2025, Wind Zaratan underwent scheduled drydock procedures and planned maintenance, Wind Peak implemented a vessel upgrade leading to a period of time off-hire, and Wind Maker spent some time in transit following delivery before commencing her first project, compared to the previous period in 2024, where the Group's four operating vessels were undergoing scheduled drydock or crane upgrades.

The Group's EBITDA for the first three months of 2025 was EUR 24 million, an increase of EUR 34 million compared to the EBITDA of negative EUR 10 million reported for the same period in 2024, as disclosed in the Alternative Performance Measures (APM) section.

For the first three months of 2025, the Group’s result was a profit of EUR 2 million, an increase of EUR 23 million relative to the EUR 21 million loss reported for the comparable period in 2024. The year-on-year change in the Group’s result was driven principally by increased revenue from fleet expansion and higher utilisation.

Net cash flow provided by operating activities was EUR 20 million in the first three months of 2025, EUR 7 million higher than the EUR 13 million recorded for the comparable period in 2024, driven by increased operating profit and deferred revenue, partially offset by a decrease in trade and other payables.

Net cash flow used in investing activities in the first three months of 2025 was EUR 467 million, an increase of EUR 365 million compared to the EUR 102 million reported for the same period in 2024. This increase was driven by the final instalments for the two vessels delivered in Q1, Wind Maker and Wind Pace.

Net cash flow provided by financing activities in the first three months of 2025 was EUR 482 million, an increase of EUR 281 million compared to the EUR 201 million reported for the comparable period in 2024. This increase was driven by proceeds from borrowings of EUR 495 million net of bank fees and partially offset by the capital raised in Q1 2024.

Outlook 2025

The Group’s 2025 guidance for both revenue and EBITDA remains unchanged for 2025: Revenue is expected to range between EUR 485 million and EUR 525 million and EBITDA is expected to be in the range of EUR 278 million to EUR 318 million, as disclosed in the Group's Annual Report 2024. This earnings release report for the period 1 January to 31 March 2025 is neither audited nor reviewed.

Subsequent Events

In May 2025, Cadeler received notice terminating the preferred supplier agreement (PSA) it disclosed on 15 July 2024. Cadeler is entitled to receive termination fees as a result of such termination. The termination has no impact on Cadeler’s disclosed contract backlog, as vessel reservation agreements such as the PSA are not included therein. Cadeler is continuing to assess the positive impact of the forgoing on its 2025 revenue and EBITDA guidance.

UK Re-Domiciliation

In light of competing strategic priorities, Cadeler has determined to delay its contemplated re-domiciliation to the United Kingdom from H1 2025 to 2026. Cadeler continues to believe that a re-domiciliation to the United Kingdom would enhance the Group’s strategic position and anticipates providing a further update in due course.

Financial Performance

Continued from previous page

Key Figures	Q1 2025	Q1 2024
EUR'000
Revenue	65,474	19,063
Cost of sales	(44,558)	(26,979)
Gross profit / (loss)	20,916	(7,916)
Operating profit/(loss)	4,830	(20,093)
Net financials	(1,801)	(681)
Profit/(loss) for the period	1,798	(20,793)

Cash flow provided by operating activities	20,387	13,139
Cash flow used in investing activities	(466,786)	(101,867)
Of which investment in property, plant and equipment	(466,217)	(101,867)
Cash flow provided by financing activities	482,041	200,689
Net increase in cash and cash equivalents	35,642	111,961
Share related key figures
Earnings per share (EPS), EUR	0.01	(0.06)
Diluted earnings per share (diluted EPS), EUR	0.01	(0.06)
Operational metrics
Contracted days (no. of days)	284	63
Utilisation (%)	55.3%	17.3%

Financial Performance

Continued from previous page

Capital and assets

As of 31 March 2025, the Group’s total assets amounted to EUR 2,464 million, a 27% increase for the reporting period. This increase was driven primarily by an increase in property, plant and equipment of EUR 476 million, which was attributable to the Group’s newbuild programmes, including the introduction of the new M-Class vessel, Wind Maker, and the new P-Class vessel, Wind Pace.

The Group's equity amounted to EUR 1,226 million as of 31 March 2025, reflecting a decrease of EUR 8 million from the balance as of 1 January 2025 of EUR 1,234 million. The development in the Group's equity was driven by a loss of EUR 7 million from adjustment of hedges along with EUR 4 million in costs relating to the hedges, partially offset by a profit of EUR 2 million and share-based payments of EUR 1 million for the first three months of 2025.

As of 1 January 2025, all entities of the former Eneti Group have changed their functional currency from USD to EUR. The change is driven by Cadeler’s acquisition of the former Eneti Group end of 2023 following by changes to the financing, organisation and activities whereby it is Management’s assessment that the primary economic environment in which each of the entities operates has changed to be mainly denominated in EUR. Accordingly, Management has determined that EUR is the new functional currency that will most faithfully reflect the underlying transactions, events and conditions relevant to the entities following the acquisition.

As some of the group entities are conducting business in an international environment, Management has applied judgement to determine the primary economic environment con-sidering that the underlying transactions, events and conditions.

	31 March	31 December
Key Figures	2025	2024
EUR'000
Total assets	2,463,647	1,937,016
Non-current asset	2,221,655	1,748,400
Total liabilities	1,238,109	703,122
Equity	1,225,538	1,233,894
Cash and cash equivalents	94,106	58,464
Financial ratios and operational metrics
Return on assets (%)	0.2%	4.4%
Return on equity (%)	0.1%	6.0%
Equity ratio (%)	49.7%	63.7%
Average number of employees¹
Onshore	272	242
Offshore	480	364

The financial ratios and operational metrics are calculated in accordance with the terms and definitions set out in the Annual Report 2024.

1 Average number of full-time equivalent Cadeler employees for the reporting period.

Financial Performance

Continued from previous page

On 17 January 2025 the Company requested utilisation of EUR 40 million under the Green Corporate Facility, and on 14 February 2025 a further EUR 40 million was requested.

On 31 January 2025, the Company took delivery of the sixth vessel in its fleet, Wind Maker, which was delivered at the Hanwha Ocean Shipyard in South Korea. Additionally, on 23 January 2025, the Company drew down half of the M-Class Facility to pay the last instalment, amounting to approximately EUR 212 million.

On 26 March 2025, the Company took delivery of the seventh vessel (the second P-Class Vessel) in its fleet, Wind Pace. Additionally, on 17 March 2025, the Company requested the utilisation of EUR 211 million under the P-Class Facility to finance the final instalment for this Vessel.

On 21 March 2025 the A-Class Facility was signed. Cadeler and two of its subsidiaries, Wind Ally Limited and Wind Ace Limited, entered into a Sinosure-backed Green Term Loan Facility of up to EUR 525 million (with a 12 year tenor) (the “A-Class Facility”) with a group of banks led by DNB and supported by Credit Agricole, CIC, HSBC, KfW-IPEX, OCBC, Rabobank, Santander, Société Générale, Sparebank 1 SR-Bank and Standard Chartered Bank, to finance the purchase of the first two of the Cadeler Group’s three newbuild A-Class Vessels. The loan agreement includes a “pre-delivery” tranche of EUR 50 million to be utilised against the pe-nultimate yard instalment for Wind Ace and will be refinanced by the post-delivery tranche upon delivery in Q3 2026. The terms of the A-Class Facility are substantially identical to those of the P-Class Facility and the M-Class Facility, except that the effectiveness of the A-Class Facility is contingent upon the receipt by the lenders thereunder of written confirma-tion from Sinosure, prior to 31 May 2025, that each of the insurance policies to be issued by Sinosure in connection with such facility are approved for issuance. Sinosure has issued a letter indicating its intention to obtain such approval and the Cadeler Group’s management expects to receive the relevant written confirmation and to confirm the effectiveness of the A-Class Facility prior to 31 May 2025.

	Committed (EUR millions)

EUR Millions	Utilised	Repayments	Unutilised
Secured
Green Corporate Facility (RCF + term loan)	342	(9)	108
Green Corporate Facility - Guarantee	155	-	45
Total Green Corporate Facility	497	(9)	153
P-Class Facility¹	421	(9)	-
M-Class Facility I & II	212	-	208
A-Class Facility I & II	-	-	525
Unsecured
HoldCo Facility	125	-	-
Total (excluding Guarantee facility)	1,100	(18)	841

1 For the P-Class Facility, up to EUR 425 million, EUR 214 million was available for Wind Peak of which EUR 210 million has been utilised. EUR 211 million was available for Wind Pace of which the full amount has been utilised.

Financial Performance

Continued from previous page

Order backlog

Cadeler’s order book for 2025 is substantially filled. As of 21 May 2025, notable contracts signed since 1 January 2025 include:

•	On 3 February 2025, Cadeler signed two firm contracts with undisclosed clients for the utilisation of its newbuild vessel, Wind Mover. The total potential value of these contracts, which are part of a combined agreement and may include both O&M and installation services, is expected to be up to EUR 75 million, depending on the final delivery and redelivery dates for the vessel and the scope of work undertaken.

•	On 28 February 2025, Cadeler signed a firm contract for a significant project at an offshore wind farm located in the United States: the first deployment for Wind Pace. The value of the contract to Cadeler is estimated to be between EUR 67 and EUR 75 million. The work is scheduled to commence in Q2 2025 and to continue through Q1 2026.

Vessel Reservation Agreements (VRAs) are not included in the contract backlog. On 7 February 2025, however, Cadeler announced the signing of a notable VRA with Ocean Winds for the installation of the wind turbine generators at BC-Wind offshore wind farm in the Polish Baltic Sea. The potential value to Cadeler of the contract to be negotiated during the pendency of that VRA is expected to be between EUR 48 and EUR 56 million.

The Group’s order backlog as of the reporting date amounted to EUR 2,487 million.

	Within 1	After 1
EUR million	year	year	Total
Contract backlog as of 31 March 2025
Firm	539	1,484	2,023
Subject to exercise of counterparty options (non-con tingent)	40	192	232
Subject to exercise of counterparty options (contingent)	40	192	232
Total¹	619	1,868	2,487
Contract backlog as of 21 May 2025
Additions in the period 1 April to 21 May 2025:
Firm	-	-	-
Subject to exercise of counterparty options (non-con tingent)	-	-	-
Subject to exercise of counterparty options (contingent)	-	-	-
Total²	619	1,868	2,487

1As of 31 March 2025, 94% of the contract backlog (an aggregate of EUR 2,342 million) related to projects for which the relevant counterparty had taken a positive final investment decision (FID), and an aggregate of EUR 145 million remained subject to counterparty FID (the foregoing figures include both firm and option line items).

2As of the date of this earnings release, 100% of the contract backlog related to projects for which the relevant counterparty had taken a positive FID (the foregoing figures include both firm and option line items).

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

EUR’000	Q1 2025	Q1 2024
Revenue	65,474	19,063
Cost of sales	(44,558)	(26,979)
Gross profit/(loss)	20,916	(7,916)
Net other operating income and expenses	136	620
Administrative expenses	(16,222)	(12,797)
Operating profit/(loss)	4,830	(20,093)

Financial income	270	406
Financial expenses	(2,071)	(1,087)
Profit/(loss) before income tax	3,029	(20,774)

Income tax credit/expense	(1,231)	(19)
Profit/(loss) for the period	1,798	(20,793)
Profit/(loss) for the period attributable to:
Equity holders of the parent	1,798	(20,793)
	1,798	(20,793)
Earnings per share
Basic, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	0.01	(0.06)
Diluted, profit/(loss) for the period attributable to ordinary equity holders of the parent (EUR per share)	0.01	(0.06)

EUR’000	Q1 2025	Q1 2024
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	-	10,847
Cash flow hedges - changes in fair value	(3,929)	9,755
Cash flow hedges - items recycled	(3,016)	(85)
Cash flow hedges - cost of hedging	(3,828)	3,705
Other comprehensive (loss)/income after tax	(10,773)	24,222
Total comprehensive (loss)/income for the period, net of tax	(8,975)	3,429
Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(8,975)	3,429
	(8,975)	3,429

Interim Condensed Consolidated Balance Sheet

	31 March	31 December
EUR'000	2025	2024
Intangible assets	18,644	18,190
Property, plant and equipment	2,188,349	1,712,266
Right-of-use assets	10,639	10,337
Leasehold deposits	1,091	1,014
Derivative assets	2,932	6,593
Total non-current assets	2,221,655	1,748,400
Current assets
Inventories	3,579	1,039
Trade and other receivables	105,817	62,986
Contract assets	24,080	37,609
Prepayments	13,345	16,643
Current derivative assets	1,065	11,875
Cash and cash equivalents	94,106	58,464
Total current assets	241,992	188,616
Total assets	2,463,647	1,937,016

	31 March	31 December
EUR'000	2025	2024
Share capital	47,144	47,144
Share premium	1,099,495	1,099,495
Treasury shares	(1,283)	(1,283)
Reserves	18,407	29,180
Retained earnings / (accumulated losses)	61,775	59,358
Total equity	1,225,538	1,233,894
Non-current liabilities
Lease liabilities	10,038	9,697
Deferred tax liabilities	11,583	11,972
Deferred revenue	4,010	1,747
Debt to credit institutions	995,471	539,854
Derivative liabilities	14,003	16,205
Total non-current liabilities	1,035,106	579,475
Trade and other payables	36,251	43,595
Current provisions	841	841
Payables to related parties	335	223
Deferred revenue	98,442	45,590
Current lease liabilities	835	1,274
Current income tax liabilities	2,389	752
Current debt to credit institutions	63,736	31,163
Current derivative liabilities	175	209
Total current liabilities	203,003	123,647
Total liabilities	1,238,109	703,122
Total equity and liabilities	2,463,647	1,937,016

Interim Condensed Consolidated Statement of Changes in Equity

					Reserves
						Foreign currency	(Accumulated
				Hedging	Cost of hedging	translation re	losses)/ retained
EUR’000	Share capital	Share premium	Treasury shares	reserves	reserves	serve	earnings	Total
2025
At 1 January 2025	47,144	1,099,495	(1,283)	(3,332)	5,131	27,381	59,358	1,233,894
Loss for the period	-	-	-	-	-	-	1,798	1,798
Other comprehensive income for the period	-	-	-	(6,945)	(3,828)	-		(10,773)
Total comprehensive profit for the period	-	-	-	(6,945)	(3,828)	-	1,798	(8,975)
Share-based payments	-	-	-	-	-	-	619	619
End of 31 March 2025	47,144	1,099,495	(1,283)	(10,277)	1,303	27,381	61,775	1,225,538
2024
At 1 January 2024	41,839	952,858		(17,938)	(3,621)	(6,724)	(7,373)	959,041
Profit for the period	-	-		-	-	-	(20,793)	(20,793)
Other comprehensive income for the period	-	-		9,670	3,705	10,847	-	24,222
Total comprehensive profit for the period	-	-		9,670	3,705	10,847	(20,793)	3,429
Capital increase Feb 2024	5,301	149,567	-	-	-	-	-	154,868
Costs incurred in connection with Feb 2024 capital increase	-	(2,475)	-	-	-	-	-	(2,475)
Share-based payments	-	-	-	-	-	-	272	272
End of 31 March 2024	47,140	1,099,950	-	(8,268)	84	4,123	(28,166)	1,115,135

Interim Condensed Consolidated Statement of Cash Flows

EUR’000	Q1 2025	Q1 2024
Cash flow from operating activities
Profit/(loss) for the period	1,798	(20,793)
Adjustments of non-cash items	22,768	12,239
Depreciation and amortisation	18,824	10,033
Finance income	(266)	-
Interest expenses	107	2,338
Finance costs	705	-
Income tax expense	1,637	-
Fair value change of derivative instruments through profit or loss	196	(404)
Items recycled through OCI	946	-
Share-based payment expenses	619	272
Changes in working capital
	(4,444)	21,678
Inventories	(2,540)	(26)
Trade receivables, contract assets, prepayments and other receivables	(27,376)	(3,684)
Trade and other payables	(28,907)	16,172
Receivables from related parties	(460)	-
Payables to related parties	112	(10)
Deferred tax liabilities	(388)	-
Deferred revenue	55,115	9,226
Income tax paid	-	15
Interest received	266	-
Net cash provided by operating activities	20,387	13,139

Interim Condensed Consolidated Statement of Cash Flows

Continued from previous page

EUR’000	Q1 2025	Q1 2024
Cash flow from investing activities
Additions to property, plant and equipment	(466,217)	(101,867)
Additions to intangible assets	(492)	-
Leasehold deposits	(77)	-
Net cash used in investing activities	(466,786)	(101,867)

Cash flow from financing activities
Principal repayment of lease liabilities	(790)	(344)
Interest paid	(3,708)	(1,360)
Proceeds from issue of share capital	-	154,868
Transactional costs on issues of shares	-	(2,475)
Bank charges	(705)	-
Proceeds from borrowing net of bank fees (of EUR 8.6 million in 2025)	494,749	50,000
Repayment of loan	(7,505)	-
Net cash provided by financing activities	482,041	200,689
Net increase in cash and cash equivalents	35,642	111,961
Cash and cash equivalents at beginning of the period	58,464	96,608
Cash and cash equivalents at end of the period	94,106	209,130

Forward-Looking Statements

The annual report, as referred to in this document, and first quarter earnings release, contain certain forward-looking statements relating to the business, financial performance, and results of the Company and/or the industry in which it operates.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words “believes”, expects”, "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", and similar expressions. The forward-looking statements contained in the annual report and first quarter earnings release, including assumptions, opinions and views of the Company or cited from third party sources are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. Such factors may for example include a change in the price of raw materials.

None of the Company or any of its parent or subsidiaries undertakings or any such person's officers or employees provides any assurance that the assumptions underlying such forward-looking statements are free from errors nor does any of them accept any responsibility for the future accuracy of the opinions expressed in the annual report or the actual occurrence of the forecasted developments.

The Company assumes no obligation, except as required by law, to update any forward-looking statements or to conform these forward-looking statements to its actual results.

The annual report and first quarter earnings release may contain information obtained from third parties. You are advised that such third-party information has not been prepared specifically for inclusion in the annual report or first quarter earnings release and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Several other factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information in the annual report or first quarter earnings release.

Should any risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the annual report or first quarter earnings release.

No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, neither the Company, not any of its subsidiaries or shareholders or any officers, directors, board members or employees accept any liability whatsoever arising directly or indirectly from the use of the annual report or first quarter earnings release.

Alternative Performance Measures

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, the Group uses certain non-IFRS metrics, including EBITDA, when measuring performance, including when measuring current period results of operations against prior periods. Because of its non-standardised definition, these non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how management assesses underlying performance.

These supplemental non-IFRS measures are not, and should not, be viewed as a substitute for IFRS measures. Management believes the presentation of these non-IFRS measures provides investors with greater transparency and supplemental data relating to the Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and operating performance. In addition, Management believes the presentation of these non-IFRS measures is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of Management’s control.

As a performance measure, the Group used EBITDA: Earnings before interest, tax, finance income/costs and depreciation and amortisation

EBITDA is calculated as shown below:

EUR’000	Q1 2025	Q1 2024
Operating profit or loss as reported in the statement of profit	4,830	(20,093)
Right-of-use asset amortisation	283	261
Depreciation and amortisation	18,541	9,772
EBITDA	23,654	(10,060)

CADELER

Kalvebod Brygge 43
DK–1560 Copenhagen V
Denmark

+45 3246 3100

www.cadeler.com